

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2013

<u>Via E-mail</u>
Richard Kehmeier
Chief Executive Officer
Goldfields International Inc.
3077 E. Warm Springs Road, Suite 300
Las Vegas, Nevada 89120

> **Re: Goldfields International Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 25, 2013**
> **Response dated August 16, 2013**
> **File No. 000-49996**

Dear Mr. Kehmeier:

We have reviewed your responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that we will be unable to clear comments on your annual report on Form 10-K until an amendment is filed.

2. Please have an officer of the company acknowledge in writing the representations included at the end of this letter and our letter dated August 7, 2013.

Risk Factors, page 7

3. We note your response to comments 1 and 2 in which you state Jared Beebe, a director of your company and a geologist has visited your mining claims. Please amend your filing and include the information provided in your responses, identifying Mr. Beebe, describing his expertise and/or work experience, indicating when he visited the mining claims, the purpose, and the duration of the visit.

Description and Location of the Plomosa Mountain Property, page 10

4. We note your response to comment 4 indicating a clerical error resulted in the discrepancy in the acreage optioned. Please amend your filing and correct this clerical error.

5. We note your response to comment 5 in which you direct our attention to pages 9 and 10 of your filing where you have placed a summary of your option agreement. We re-issue comment 5. Please amend your filing and add the following information in regards to your mineral rights:

    - Please briefly describe the process by which mineral rights are acquired from the U.S. Federal Government or Bureau of Land Management, any State or surface Leases, and describe the general administrative process by which you maintain control of these claims. In addition, provide a discussion on the basis and duration of your mineral rights, your legal access to the property, and any other surface right conflicts.

    - Please comment on your ability to renew your mining claims and identify who is responsible for filing and payment of all maintenance/filling fees and the dollar amounts of these annual payments.

    - Please file the agreements through which you acquired control of your mineral claims as an exhibit as per Item 601(b) (10) of Regulation S-K.

    - In addition we note Horizon Explorations Inc. controls 63 mining claims in the general vicinity of your optioned claims (PLO 1-63/AMC 411304-411354 and 413312-413323. Please include in your filing, the identifying information for your optioned claims, such as your property names, Arizona Mining Claim numbers, and the dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

    - Please include the correct number and area of your claims, either in hectares or in acres.

6. We note your response to comment 6 in which you direct our attention to your option agreement for the Plomosa property. We re-issue comment 6. Please amend your filing

and describe the asset (mining property) you have visited/optioned and include a brief description of or state the absence of the following in your amended filing:

- A brief description of the potential economic mineralization you seek, the geologic environment in which it is found, and the general rock formations found on your property.

- A description of any past exploration work performed on your property or former mining activities.

- Describe the underground workings and shafts located on your property, as indicated by the property maps of the Plomosa area.

- Describe the sources of power and water that can be utilized on your property.

- Provide a clear statement that your property is without known reserves and that your proposed program is exploratory in nature. If not known at present, state that an exploration program has not been developed to date and the anticipated costs are not known.

7. We note your response to comment 7 in which you state that 6 months after acquiring the Plomosa property you do not have an exploration plan, you have not acquired funding for exploration, and you have not determined whether there is any economic mineralization on your property. Please amend your filing and clearly state that you have not developed an exploration plan and do not know what your exploration plans will require or cost.

8. We note your response to comment 9 in which you state you are required to comply with all applicable Federal and state laws. Please amend your filing and describe specifically the permitting requirements of the BLM and the State of Arizona in regards to exploration activities which may include drilling activities. In addition describe the limitations to your activities by surface owner of the lands affected by your exploration activities.

Reclamation Deposits, page 25

9. We note your response to comment 10 in which you state the reclamation deposits have been applied for, but not received. Please amend your fling and disclose the information as indicated by your response.

Signatures

10. We note your response to comment 11 of our letter dated August 7, 2013 and we re-issue it in part. Please confirm that future Form 10-Q reports will include the title of principal

financial officer or chief accounting officer under the signature of the person signing in that capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact George K. Schuler, Mining Engineer, at (202) 551-3718, if you have questions regarding the mining engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: William E. Cooper, Esq.